Exhibit 99.1

Magna International Inc.

Management’s Discussion and Analysis of Results of Operations and Financial Position

December 31, 2019

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2019 included in our 2019 Annual Report to Shareholders. The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 842 — Leases, can be found in Note 2 of our audited consolidated financial statements for the year ended December 31, 2019.

This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at March 5, 2020.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the “Non-GAAP Measures”]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

•                  A 40-day labour strike at General Motors [“GM”], which began late in September of 2019 and extended into late October, had a negative impact on North American light vehicle production and consequently negatively impacted our sales and profitability for 2019.

•                  Total sales decreased 3% to $39.4 billion in 2019, compared to $40.8 billion in 2018.  Our sales in 2019 were negatively impacted by, among other factors, the weakening of a number of currencies against the U.S. dollar, the divestiture of our Fluid Pressure & Controls [“FP&C”] business in the first quarter of 2019 and the impact of the labour strike at GM.  Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased $636 million or 2%.  This compares favourably to global light vehicle production, which declined 4%.  This sales increase was primarily a result of the launch of new programs, in particular in our Complete Vehicles segment.

•                  Diluted earnings per share and adjusted diluted earnings per share were $5.59 and $6.05, respectively.  Adjusted diluted earnings per share decreased 10% from 2018, largely reflecting increased engineering and other costs in our advanced driver assistance systems [“ADAS”] business, the labour strike at GM, lower equity income, higher net commodity costs, higher spending associated with electrification, autonomy and research & development and higher net warranty costs.  These were partially offset by lower incentive compensation, increased earnings in our Complete Vehicles business and the impact of a lower share count.

•                  Other expense, net in 2019 of $240 million consisted of:

•                  a $700 million non-cash impairment of assets in our three Getrag joint venture investments;

•                  restructuring charges of $31 million;

•                  asset impairment charges of $27 million in our Electronics operations; and

•                  net losses on investments of $6 million, including net unrealized gains of $17 million related to the revaluation or our private equity investments and net losses of $23 million related to the revaluation and sale of our investment in Lyft, Inc. [“Lyft”].

These were partially offset by a $524 million gain on the sale of our FP&C business.

•                  Cash from operating activities was a record $4.0 billion, eclipsing our previous record from 2018 of $3.7 billion.

•                  We continued to invest for our future, including:

•                  $1.4 billion for fixed assets;

•                  $394 million in investment and other asset spending; and

•                  $105 million to acquire VIZA GECA, S.L. [“VIZA”], a Spain-based supplier of seat structures and related systems.

•                  We returned $1.7 billion to shareholders in 2019 through $1.3 billion in share repurchases and $449 million in dividends.

•                  Our Board of Directors increased our quarterly dividend by 10% to $0.40 per share reflecting continued confidence in Magna’s future.

•                  BMW awarded us the largest production order for transmission technologies in Magna’s history for dual-clutch transmissions, including hybrid variants.

Magna International Inc. Annual Report 2019

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) and are intended to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Forward-looking statements in this MD&A include, but are not limited to discussions related to the implementation of our business strategy.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company. We have more than 165,000 entrepreneurial-minded employees and 346 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next.  As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels. Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic factors. Additional factors impacting vehicle sales levels, and thus production volumes in North America, Europe and China, include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Production volumes in different regions may be impacted by a range of factors which vary from one region to the next, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2019, including:

•                  challenges in commercializing certain ADAS programs due to the inherent technical complexity and rigorous OEM timelines for development, testing and validation, as reflected in higher than expected development, testing and validation costs in our Magna Electronics business;

•                  deteriorating production volumes in some of our primary markets;

•                  shifting OEM and consumer preferences for certain types of transmissions, together with OEM pricing pressures, transmission insourcing by certain Chinese OEMs and other factors which collectively impacted the performance of our equity-accounted transmission joint ventures in that market;

•                  lost production related to a 40-day labour strike at GM facilities in the U.S.;

•                  elevated OEM product warranty expectations and product recall levels, as reflected in the net increase in our warranty costs and

•                  trade and tariff disputes.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

Looking ahead, a number of industry trends are expected to create near-term opportunities and risks for automotive suppliers, including:

•                  impact of the recent COVID-19 (Coronavirus) epidemic, including potential impact on global or regional economic growth, consumer confidence, supply chains, workforce, or otherwise;

•                  continuation of elevated product warranty expectations and product recall levels, together with a deteriorating market for product recall insurance;

•                  accelerating production of hybrid and electric vehicles, driven primarily by regulatory requirements rather than market demand, resulting in uncertainty regarding consumer acceptance of such vehicles;

•                  production overcapacity in the Chinese market;

•                  continuing macroeconomic challenges in China; and

•                  potential consolidation of OEMs or further expansion of cooperative alliances among OEMs or between OEMs and “mobility-as-a-service” [“MaaS”] providers.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and autonomy, as well as MaaS. For example, to support our customers’ needs for solutions which improve the carbon footprint of their vehicles, we are focused on delivering lightweight products and materials, efficient transmissions and active aerodynamics, as well as hybrid/electric drive systems. Additionally, we are building on our market leadership in camera-based ADAS, to provide driving solutions incorporating cameras, radar, LiDAR (for advanced applications) and domain controllers, which can be scaled to offer greater levels of automated driving functionality. We are also working with traditional OEMs and MaaS market entrants on potential new mobility solutions which leverage our complete vehicle know-how, potentially including our complete vehicle assembly expertise.

Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2019	2018	Change

1 Canadian dollar equals U.S. dollars	0.754	0.771	-	2%
1 euro equals U.S. dollars	1.119	1.181	-	5%
1 Chinese renminbi equals U.S. dollars	0.145	0.151	-	4%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the year ended December 31, 2019 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2019	2018	Change

North America	16,353	17,041	-	4%
Europe	21,411	22,141	-	3%
China	24,758	26,333	-	6%

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMER 31, 2019

SALES

Sales decreased 3% or $1.40 billion to $39.43 billion for 2019 compared to $40.83 billion for 2018.  The weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar, Chinese renminbi and Turkish lira decreased sales by $1.28 billion.  In addition, divestitures, net of acquisitions, during or subsequent to 2018 decreased sales by $749 million.

Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased $637 million due to the launch of programs, in particular in our Complete Vehicles segment, during or subsequent to 2018.  This was partially offset by:

•                  lower global light vehicle production, including the impact of the labour strike at GM during 2019;

•                  the impact of lower assembly volumes on the BMW 5-Series;

•                  the end of production of certain programs; and

•                  net customer price concessions subsequent to 2018.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

COST OF GOODS SOLD

	2019	2018	Change

Material	$24,585	$25,355	$(770)
Direct labour	2,815	2,953	(138)
Overhead	6,622	6,747	(125)
Cost of goods sold	$34,022	$35,055	$(1,033)

Cost of goods sold decreased $1.03 billion to $34.02 billion for 2019 compared to $35.06 billion for 2018.  The weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar, Chinese renminbi and Turkish lira decreased cost of goods sold by $1.13 billion.  In addition, divestitures, net of acquisitions, during or subsequent to 2018 decreased cost of goods sold by $666 million.

Excluding the impact of foreign currency translation and divestitures, net of acquisitions, cost of goods sold increased by $766 million primarily as a result of:

•                  higher material, direct labour and overhead costs, primarily due to higher sales in our Complete Vehicles segment, which has a higher average material content compared to sales than our consolidated average;

•                  higher engineering costs in our ADAS business in our Power & Vision segment, substantially associated with three programs that will be utilizing new technologies;

•                  higher net commodity costs;

•                  higher spending associated with electrification, autonomy and research & development; and

•                  higher net warranty costs of $45 million.

These factors were partially offset by:

•                  lower material, direct labour and overhead costs associated with the lower vehicle production due to the labour strike at GM during 2019;

•                  higher favourable commercial items;

•                  lower launch costs; and

•                  ongoing productivity initiatives.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $67 million to $1.35 billion for 2019 compared to $1.28 billion for 2018. The higher depreciation and amortization was primarily a result of:

•                  increased capital deployed at existing facilities to support the launch of programs during or subsequent to 2018; and

•                  higher amortization in our ADAS business as a result of amortizing 100% of capital spending associated with two programs that will be utilizing new technologies.

These factors were partially offset by:

•                  a $41 million net decrease in reported U.S. dollar depreciation and amortization mainly due to the weakening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar; and

•                  divestitures, net of acquisitions, during or subsequent to 2018 which decreased depreciation and amortization by $29 million.

SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]

SG&A expense as a percentage of sales was 4.3% for 2019 compared to 4.1% for 2018. SG&A expense increased $33 million to $1,697 million for 2019 compared to $1,664 million for 2018, primarily as a result of:

•                  a general increase in SG&A costs to support the growth in sales, excluding divestitures, net of acquisitions;

•                  higher labour and benefit costs;

•                  a favourable settlement reported during 2018 relating to the acquisition of Getrag;

•                  lower foreign exchange gains in 2019 compared to 2018; and

•                  a $16 million write-down during 2019 of fixed assets in our Electronics business associated with certain ADAS programs that are utilizing new technologies.

These factors were partially offset by:

•                  a $55 million net decrease in the reported U.S. dollar SG&A expense primarily due to the weakening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar;

•                  lower incentive compensation;

•                  divestitures, net of acquisitions, during or subsequent to 2018 which decreased SG&A by $20 million; and

•                  higher net gains on the sale of assets in 2019 compared to 2018.

INTEREST EXPENSE, NET

During 2019, we recorded net interest expense of $82 million compared to $93 million for 2018. The $11 million decrease is primarily as a result of a decline in borrowings, higher interest income earned on favourable tax settlements during 2019 compared to 2018 and higher cash balances.

EQUITY INCOME

Equity income decreased $99 million to $178 million for 2019 compared to $277 million for 2018, primarily due to lower sales, net favourable commercial items during 2018, a favourable change in reserves for uncertain tax positions during 2018, and a write-down of assets during 2019 at a certain facility.  These factors were partially offset by improved operational performance at a certain facility, lower depreciation and amortization related to fair value increments as a result of the impairment of investments during 2019, lower net warranty costs, and a write-down of inventory and receivables relating to one customer during 2018 at a certain facility.

OTHER EXPENSE, NET

During the years ended December 31, 2019 and 2018, we recorded Other expense, net items as follows:

	2019			2018
		Net Income	Diluted		Net Income	Diluted
	Operating	Attributable	Earnings	Operating	Attributable	Earnings
	Income	to Magna	per Share	Income	to Magna	per Share

Impairment of assets (1)	$727	$557	$1.76	$74	$71	$0.21
Restructuring (2)	31	31	0.10	45	43	0.12
Net losses (gains) on investments (3)	6	5	0.02	(56)	(53)	(0.15)
Gain on sale of business (4)	(524)	(447)	(1.42)	—	—	—
Other expense, net	$240	$146	$0.46	$63	$61	$0.18

(1)         Impairment of assets

During 2019, we recorded impairment charges of $700 million on our investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, and on our investment in Getrag Ford Transmission GmbH [“GFT”] in Europe.  The impairment reflected lower than expected sales, increased pricing pressure in the Chinese market, declines in volume projections for the foreseeable future for manual transmissions and DCTs in China and manual transmissions in Europe, and in-sourcing of transmissions by certain Chinese OEMs.  The impairment was recorded within our Power & Vision segment as follows:

Other Expense	$700
Tax effect on Other Expense	(36)
Net loss	664
Loss attributable to non-controlling interests related to Other Expense	(127)
Net loss attributable to Magna International Inc.	$537

We also recorded asset impairment charges during 2019 of $27 million [$20 million after tax] in our Electronics operations which are included in our Power & Vision segment.

During 2018, we recorded an impairment charge of $60 million [$59 million after tax] on our investment in GFT.  The impairment reflected the expected further industry volume decline in manual transmissions, which make up substantially all of the volume production in the joint venture.

We also recorded fixed asset impairment charges during 2018 of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

(2)         Restructuring

During 2019, we recorded restructuring charges of $31 million [$31 million after tax] related to certain European Body Exteriors & Structures operations.

During 2018, we recorded restructuring charges of $25 million [$23 million after tax] related to certain European Body Exteriors & Structures facilities and $20 million [$20 million after tax] related to certain European Power & Vision facilities.

(3)         Net losses (gains) on investments

In 2019, we recorded net losses of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of private equity investments and net losses of $23 million [$20 million after tax] related to the revaluation and sale of our investment in Lyft.

In 2018, we recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of private equity investments, of which $46 million [$46 million after tax] related to our investment in Lyft.

(4)         Gain on sale of business

During 2019, we recorded a gain of $524 million [$447 million after tax] on the sale of our global FP&C business which was previously reported within our Power & Vision segment.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $2.22 billion for 2019 compared to $2.95 billion for 2018. This $728 million decrease is a result of the following changes, each as discussed above:

	2019	2018	Change

Sales	$39,431	$40,827	$(1,396)

Costs and expenses
Cost of goods sold	34,022	35,055	(1,033)
Depreciation and amortization	1,345	1,278	67
Selling, general & administrative	1,697	1,664	33
Interest expense, net	82	93	(11)
Equity income	(178)	(277)	99
Other expense, net	240	63	177
Income from operations before income taxes	$2,223	$2,951	$(728)

INCOME TAXES

	2019		2018

Income Taxes as reported	$591	26.6%	$619	21.0%
Tax effect on Other expense, net	(33)	(3.9)	2	(0.4)
Other Tax Items	—	—	27	0.9
	$558	22.7%	$648	21.5%

During 2018, we had the following “Other Tax Items”:

•                  we reassessed our positions in deferred taxes in anticipation of the selling of our global FP&C business in 2019, recognizing a $21 million net reduction in deferred tax expense;

•                  we released a portion of our valuation allowance against our deferred tax assets in India, which generated a reduction in income tax expense of $17 million; and

•                  we completed our analysis of the impact of the Tax Cuts and Jobs Act enacted in the United States during 2017 and recorded a net increase in income tax expense of $11 million.

Excluding the Tax effect on Other expense, net and Other Tax Items, our effective income tax rate increased to 22.7% for 2019 compared to 21.5% for 2018, primarily as a result of:

•                  higher accrued tax on undistributed foreign earnings;

•                  a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with lower income tax rates;

•                  a net increase in reserves for uncertain tax positions; and

•                  a decrease in equity income.

These factors were partially offset by an increase in research and development credits and a reduction in non-deductible expenses.

LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Loss attributable to non-controlling interests was $133 million for 2019 compared to income attributable to non-controlling interests of $36 million for 2018.  Excluding the $127 million loss attributable to non-controlling interests relating to the impairment of assets recorded in 2019, the remaining $42 million change was primarily due to decreased profits at certain Power & Vision operations in China partially offset by increased profits at certain Body Exteriors & Structures operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. decreased $531 million to $1.8 billion for 2019 compared to $2.3 billion for 2018, as a result of: a decrease in income from operations before income taxes of $728 million; partially offset by a loss attributable to non-controlling interests of $133 million in 2019 compared to income attributable to non-controlling interests of $36 million in 2018; and a decrease in income taxes of $28 million.

EARNINGS PER SHARE

	2019	2018	Change

Earnings per Common Share
Basic	$5.61	$6.65	-	16%
Diluted	$5.59	$6.61	-	15%

Weighted average number of Common Shares outstanding (millions)
Basic	314.7	345.4	-	9%
Diluted	315.8	347.5	-	9%

Adjusted diluted earnings per share	$6.05	$6.71	-	10%

Diluted earnings per share decreased $1.02 to $5.59 for 2019 compared to $6.61 for 2018 as a result of the decrease in net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during 2019.  The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2018, pursuant to our normal course issuer bids.

Other expense, net, after tax and loss attributable to non-controlling interests related to the impairment of assets negatively impacted diluted earnings per share by $0.46 in 2019, while Other expense, net, after tax, and Other Tax Items negatively impacted diluted earnings per share by $0.10 in 2018.  These amounts are discussed in the “Other expense, net”, “Loss (income) attributable to non-controlling interests” and “Income Taxes” sections.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, decreased $0.66 to $6.05 for 2019 compared to $6.71 for 2018.

NON-GAAP PERFORMANCE MEASURES - FOR THE YEAR ENDED DECEMBER 31, 2019

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for 2019 compared to 2018:

Adjusted  EBIT

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

2018	$40,827	$3,107	7.6%
Increase (Decrease) related to:
Body Exteriors & Structures	(1,069)	(114)	-	0.1%
Power & Vision	(1,009)	(424)	-	0.9%
Seating Systems	29	(114)	-	0.3%
Complete Vehicles	689	76	+	0.1%
Corporate and Other	(36)	14	+	0.1%
2019	$39,431	$2,545	6.5%

Adjusted EBIT as a percentage of sales decreased 1.1% to 6.5% for 2019 compared to 7.6% for 2018 primarily due to:

•                  higher engineering costs in our ADAS business in our Power & Vision segment, substantially associated with three programs that will be utilizing new technologies;

•                  the labour strike at GM during 2019;

•                  lower equity income;

•                  lower scrap steel and aluminum recoveries and higher commodity costs;

•                  higher spending associated with electrification, autonomy and research & development;

•                  higher net warranty costs; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  lower incentive compensation and employee profit sharing;

•                  higher favourable commercial items; and

•                  lower launch costs.

RETURN ON INVESTED CAPITAL

Return on Invested Capital was 10.1% for 2019 compared to 14.9% for 2018. The 4.8% decrease includes a 1.4% negative impact due to the change in Other expense, net, after tax and Other Tax Items.  Adjusted Return on Invested Capital decreased 3.4% to 11.8% for 2019 compared to 15.2% for 2018 as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital. The recognition of operating lease right-of-use assets during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases negatively impacted Adjusted Return on Invested Capital by 1.0%.

Average Invested Capital increased $637 million to $16.73 billion for 2019 compared to $16.10 billion for 2018, primarily due to:

•                  the recognition of operating lease right-of-use assets during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases; and

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to of 2019.

These factors were partially offset by:

•                  the net weakening of foreign currencies against the U.S. dollar;

•                  the sale of our FP&C business during 2019, including the associated assets and liabilities formerly classified as held for sale; and

•                  the impairment of assets recorded in 2019, as described in the Other expense, net section.

RETURN ON EQUITY

Return on Equity was 15.5% for 2019 compared to 19.7% for 2018. This 4.2% decrease was due to lower net income attributable to Magna, partially offset by lower average shareholders’ equity. The change in Other expense, net, after tax, and Other Tax Items negatively impacted Return on Equity by 0.7%.

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Financial Measures Reconciliation” section included in this MD&A.

	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change

Body Exteriors & Structures	$16,458	$17,527	$(1,069)	$1,299	$1,413	$(114)
Power & Vision	11,312	12,321	(1,009)	747	1,171	(424)
Seating Systems	5,577	5,548	29	312	426	(114)
Complete Vehicles	6,707	6,018	689	144	68	76
Corporate and Other	(623)	(587)	(36)	43	29	14
Total reportable segments	$39,431	$40,827	$(1,396)	$2,545	$3,107	$(562)

BODY EXTERIORS & STRUCTURES

	2019	2018	Change

Sales	$16,458	$17,527	$(1,069)	-	6%
Adjusted EBIT	$1,299	$1,413	$(114)	-	8%
Adjusted EBIT as a percentage of sales	7.9%	8.1%		-	0.2%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 6% or $1.07 billion to $16.46 billion for 2019 compared to $17.53 billion for 2018, primarily as a result of:

•                  lower global light vehicle production, including the impact of the labour strike at GM during 2019;

•                  a $392 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Canadian dollar, Chinese renminbi, British pound and Brazilian real, each against the U.S. dollar;

•                  the end of production of certain programs, including the Chevrolet Cruze; and

•                  net customer price concessions subsequent to 2018.

These factors were partially offset by the launch of programs during or subsequent to 2018, including the:

•                  Ford Ranger;

•                  GMC Sierra and Chevrolet Silverado;

•                  Jeep Gladiator;

•                  Chevrolet Blazer and Cadillac XT6; and

•                  BMW X3.

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $114 million to $1.30 billion for 2019 compared to $1.41 billion for 2018, primarily as a result of:

•                  reduced earnings due to lower sales, primarily due to the labour strike at GM during 2019;

•                  lower scrap steel and aluminum recoveries and higher commodity costs;

•                  favourable customer pricing resolutions in 2018;

•                  higher net warranty costs of $26 million;

•                  a $22 million decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of certain foreign currencies against the U.S. dollar including the euro, Canadian dollar and Chinese renminbi; and

•                  net customer price concessions subsequent to 2018.

These factors were partially offset by:

•                  lower launch costs;

•                  lower employee profit sharing;

•                  productivity and efficiency improvements, including at certain previously underperforming facilities;

•                  a fire at a Tier 1 supplier in North America during 2018 which disrupted vehicle production; and

•                  inefficiencies during 2018 at plants that have been closed subsequent to 2018.

Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 0.2% to 7.9% for 2019 compared to 8.1% for 2018, primarily as a result of:

•                  the labour strike at GM during 2019;

•                  lower scrap steel and aluminum recoveries and higher commodity costs;

•                  favourable customer pricing resolutions in 2018; and

•                  higher net warranty costs.

These factors were partially offset by:

•                  lower launch costs;

•                  productivity and efficiency improvements, including at certain previously underperforming facilities;

•                  lower employee profit sharing; and

•                  inefficiencies during 2018 at plants that have been closed subsequent to 2018.

POWER & VISION

	2019	2018	Change

Sales	$11,312	$12,321	$(1,009)	-	8%
Adjusted EBIT	$747	$1,171	$(424)	-	36%
Adjusted EBIT as a percentage of sales	6.6%	9.5%		-	2.9%

Sales — Power & Vision

Sales for Power & Vision decreased 8% or $1.01 billion to $11.31 billion for 2019 compared to $12.32 billion for 2018.  Divestitures, net of acquisitions, subsequent to 2018 decreased sales by $861 million.  In addition, the weakening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar decreased sales by $383 million.

Excluding the impact of divestitures, net of acquisitions, and foreign currency translation, sales increased $235 million due to the launch of programs during or subsequent to 2018, including the:

•                  BMW X3;

•                  Jeep Gladiator;

•                  Chevrolet Blazer and Cadillac XT6;

•                  BMW X7; and

•                  dual-clutch transmissions on various Daimler vehicles.

These factors were partially offset by lower global light vehicle production, including lower vehicle production due to the labour strike at GM during 2019 and net customer price concessions subsequent to 2018.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision decreased $424 million to $747 million for 2019 compared to $1.17 billion for 2018, primarily as a result of:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income of $81 million;

•                  higher spending associated with electrification and autonomy;

•                  the labour strike at GM during 2019;

•                  the divestiture of FP&C during 2019;

•                  reduced earnings on lower sales at a plant we will be closing;

•                  a $22 million decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar;

•                  acquisitions and divestitures during or subsequent to 2018 which negatively impacted earnings;

•                  $16 million related to tariffs, primarily on components purchased from China;

•                  higher net warranty costs of $15 million; and

•                  net customer price concessions subsequent to 2018.

These factors were partially offset by:

•                  earnings on higher sales, excluding the impact of acquisitions and divestitures, and foreign exchange;

•                  lower labour and benefit costs; and

•                  higher net favourable commercial items.

Equity income was $81 million lower, primarily due to lower sales, net favourable commercial items during 2018, a favourable change in reserves for uncertain tax positions during 2018, and a write-down of assets during 2019 at a certain facility.  These factors were partially offset by improved operational performance at a certain facility, lower depreciation and amortization related to fair value increments as a result of the impairment of investments during 2019, lower net warranty costs, and a write-down of inventory and receivables relating to one customer during 2018 at a certain facility.

Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT as a percentage of sales for Power & Vision decreased 2.9% to 6.6% for 2019 compared to 9.5% for 2018, primarily as a result of:

•                  higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income;

•                  higher spending associated with electrification and autonomy;

•                  acquisitions and divestitures during or subsequent to 2018; and

•                  the labour strike at GM during 2019.

These factors were partially offset by the divestiture of FP&C during 2019.

SEATING SYSTEMS

	2019	2018	Change

Sales	$5,577	$5,548	$29	+	1%
Adjusted EBIT	$312	$426	$(114)	-	27%
Adjusted EBIT as a percentage of sales	5.6%	7.7%		-	2.1%

Sales — Seating Systems

Sales for Seating Systems increased 1% or $29 million to $5.58 billion for 2019 compared to $5.55 billion for 2018, primarily as a result of:

•                  the launch of programs at new facilities during or subsequent to 2018, including the:

•                  BMW X5;

•                  BMW X7; and

•                  BMW 1-series; and

•                  an acquisition subsequent to 2018 which increased sales by $108 million.

These factors were partially offset by:

•                  the end of production of certain programs, including the Chevrolet Cruze;

•                  a $149 million decrease in reported U.S. dollar sales, primarily as a result of the weakening of the euro, Turkish lira, Canadian dollar, Brazilian real and Chinese renminbi, each against the U.S. dollar;

•                  lower global light vehicle production, including the impact of the labour strike at GM during 2019; and

•                  net customer price concessions subsequent to 2018.

Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $114 million to $312 million for 2019 compared to $426 million for 2018, primarily as a result of:

•                  reduced earnings due to lower sales at a number of established facilities;

•                  higher commodity costs;

•                  lower foreign exchange gains in 2019 compared to 2018;

•                  the labour strike at GM during 2019;

•                  launch costs and operational inefficiencies at a new facility;

•                  higher launch costs;

•                  a $8 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the Canadian dollar and Turkish lira, each against the U.S. dollar; and

•                  net customer price concessions subsequent to 2018.

These factors were partially offset by higher favourable commercial items, income from an acquisition during 2019 and a gain on the sale of assets in 2019.

Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT as a percentage of sales for Seating Systems decreased 2.1% to 5.6% for 2019 compared to 7.7% for 2018, primarily as a result of:

•                  launch costs and operational inefficiencies at a new facility;

•                  reduced earnings due to lower sales at a number of established facilities;

•                  higher commodity costs;

•                  lower foreign exchange gains in 2019 compared to 2018;

•                  higher launch costs; and

•                  the labour strike at GM during 2019.

These factors were partially offset by higher favourable commercial items and a gain on the sale of assets in 2019.

COMPLETE VEHICLES

	2019	2018	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	158.5	144.6	13.9	+	10%
Sales	$6,707	$6,018	$689	+	11%
Adjusted EBIT	$144	$68	$76	+	112%
Adjusted EBIT as a percentage of sales	2.1%	1.1%		+	1%

(i)        Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales — Complete Vehicles

Sales for Complete Vehicles increased 11% or $689 million to $6.71 billion for 2019 compared to $6.02 billion for 2018 and assembly volumes increased 10% or fourteen thousand units.

The increase in Complete Vehicle sales is primarily due to the launch of:

•                  the BMW Z4 program during the fourth quarter of 2018;

•                  the Jaguar I-Pace program during the first quarter of 2018;

•                  the new Mercedes-Benz G-Class program during the second quarter of 2018; and

•                  the Toyota Supra program during the first quarter of 2019.

These factors were partially offset by:

•                  the impact of lower assembly volumes on the BMW 5-Series and Jaguar E-Pace; and

•                  a $389 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $76 million to $144 million for 2019 compared to $68 million for 2018, primarily as a result of:

•                  earnings on higher sales;

•                  lower launch and other costs; and

•                  lower spending associated with research & development.

These factors were partially offset by an $8 million decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar and restructuring and downsizing costs incurred during 2019.

Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT as a percentage of sales for Complete Vehicles increased 1.0% to 2.1% for 2019 compared to 1.1% for 2018, primarily as a result of lower launch and other costs and earnings on higher sales.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other increased $14 million to $43 million for 2019 compared to $29 million for 2018 primarily as a result of:

•                  lower incentive compensation;

•                  a gain on the sale of an asset in 2019;

•                  a $7 million favourable impact of foreign exchange gains in 2019 compared to foreign exchange losses in 2018 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency; and

•                  an increase in fees recorded from our divisions.

These factors were partially offset by:

•                  higher labour and benefit costs;

•                  higher spending associated with corporate research & development;

•                  an increase in expected costs payable related to a divestiture; and

•                  higher sponsorship costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	2019	2018	Change

Net income	$1,632	$2,332
Items not involving current cash flows	1,976	1,539
	3,608	3,871	$(263)
Changes in operating assets and liabilities	352	(153)	505
Cash provided from operating activities	$3,960	$3,718	$242

Cash provided from operating activities

We generated cash from operating activities of $4.0 billion during 2019. The $242 million increase compared to 2018, was primarily as a result of:

•                  a $281 million decrease in cash paid for material and overhead;

•                  a $240 million decrease in cash paid for labour;

•                  a $186 million decrease in cash paid for taxes; and

•                  lower net interest expense of $11 million as discussed in the Interest Expense, net section above.

These factors were partially offset by:

•                  a $413 million decrease in cash received from customers; and

•                  lower dividends received from equity method investments of $63 million.

Changes in operating assets and liabilities

Cash provided from operating assets and liabilities amounted to $352 million in 2019. The net increase in cash was primarily as a result of:

•                  a $629 million decrease in accounts receivable due to lower sales and timing of receipts;

•                  a $104 million decrease in inventories due to volume decrease and new product launches;

•                  a $97 million increase in other accrued liabilities due to an increase in net warranty accruals, partially offset by a decrease in accrued indirect taxes; and

•                  a $96 million increase in income taxes payable.

These factors were partially offset by:

•                  a $519 million decrease in accounts payable due to lower sales and timing of payments;

•                  a $34 million decrease in accrued salaries and wages; and

•                  a $21 million increase in prepaid expense.

INVESTING ACTIVITIES

	2019	2018	Change

Fixed asset additions	$(1,441)	$(1,650)
Investments, other assets and intangible assets	(394)	(481)
Fixed assets, investments, other assets and intangible assets additions	(1,835)	(2,131)
Acquisitions	(147)	(148)
Proceeds from sale of (investments in) Lyft	231	(220)
Proceeds from dispositions	185	223
Proceeds on sale of business	1,132	—
Cash used for investing activities	$(434)	$(2,276)	$1,842

Cash used for investing activities was lower for 2019 compared to 2018 primarily due to the proceeds on the sale of FP&C during 2019 and proceeds from the sale of our investments in Lyft.

Fixed assets, investments, other assets and intangible assets additions

In 2019, we invested $1.4 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2019 was for manufacturing equipment for programs that launched during 2019, or that will be launching subsequent to 2019. In addition, we invested: $310 million in other assets related primarily to reimbursable tooling, planning, and engineering costs for programs that launched during 2019 or will be launching subsequent to 2019; $45 million in intangible assets, primarily related to software; and $39 million in investments, primarily related to equity method investments.

Acquisitions

During 2019, we acquired 100% of the equity interest in VIZA for consideration of $99 million.

Proceeds from sale of (investments in) Lyft

In 2019, we sold 5.4 million shares of Lyft for proceeds of $231 million.

Proceeds from dispositions

In 2019, $185 million of proceeds related to normal course fixed and other asset disposals.

Proceeds on sale of business

The $1.1 billion of proceeds related to the sale of FP&C business during 2019.

FINANCING ACTIVITIES

	2019	2018	Change

Issues of debt	$47	$172
(Decrease) increase in short-term borrowings	(1,124)	866
Repayments of debt	(149)	(171)
Contributions to subsidiaries by non-controlling interests	4	4
Issue of Common Shares on exercise of stock options	44	50
Shares repurchased for tax withholdings on vesting of equity awards	(9)	(16)
Repurchase of Common Shares	(1,289)	(1,831)
Dividends paid to non-controlling interest	(22)	(69)
Dividends paid	(449)	(448)
Cash used for financing activities	$(2,947)	$(1,443)	$(1,504)

The decrease in short-term borrowings were related primarily to a $903 million decrease in U.S. commercial paper [the “U.S. Program”] and an $160 million decrease in euro-commercial paper [the “Euro Program”] during 2019.

Repurchases of Common Shares during 2019 were related to 25.8 million Common Shares repurchased under normal course issuer bids for aggregate cash consideration of $1.3 billion.

Cash dividends paid per Common Share were $1.46 for 2019, for a total of $449 million compared to cash dividends paid per Common Share of $1.32 for 2018, for a total of $448 million.

FINANCING RESOURCES

	As at	As at
	December 31,	December 31,
	2019	2018	Change

Liabilities
Short-term borrowings	$—	$1,098
Long-term debt due within one year	106	201
Current portion of operating lease liabilities	225	—
Long-term debt	3,062	3,084
Operating lease liabilities	1,601	—
	4,994	4,383	$611
Non-controlling interests	300	458	(158)
Shareholders’ equity	10,831	10,701	130
Total capitalization	$16,125	$15,542	$583

Total capitalization increased by $583 million to $16.13 billion as at December 31, 2019 compared to $15.54 billion at December 31, 2018, primarily as a result of a $611 million increase in liabilities and a $130 million increase in shareholder’s equity, partially offset by a $158 million decrease in non-controlling interest.

The increase in liabilities related primarily to the recognition of $225 million of current operating lease liabilities and $1.60 billion of operating lease liabilities during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases, partially offset by a $903 million decrease in the U.S. Program and a $160 million decrease in the Euro Program during 2019.

The increase in shareholder’s equity was primarily as a result of:

•                  $1.63 billion of net income earned in 2019; and

•                  a $102 million net unrealized gain on cash flow hedges.

These factors were partially offset by:

•                  $1.29 billion repurchase and cancellation of 25.8 million Common Shares during 2019;

•                  $449 million of dividends paid during 2019; and

•                  $18 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars.

The decrease in non-controlling interest was primarily as a result of the impairment of equity-accounted assets recorded in 2019 and dividends paid during 2019 partially offset by a loss attributable to non-controlling interests in 2019.

CASH RESOURCES

During 2019 our cash resources, including restricted cash equivalents, increased by $590 million to $1.39 billion, primarily as a result of cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2019, we had term and operating lines of credit totalling $3.3 billion, of which $3.1 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 7, 2020 were exercised:

Common Shares	301,768,927
Stock options (i)	9,745,110
311,514,037

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2019, we had contractual obligations requiring annual payments as follows:

		2021-	2023-
	2020	2022	2024	Thereafter	Total

Operating leases	$297	$517	$415	$1,126	$2,355
Long-term debt	106	371	1,370	1,321	3,168
Unconditional purchase obligations:
Materials and services	2,737	1,286	918	253	5,194
Capital	978	198	75	19	1,270
Total contractual obligations	$4,118	$2,372	$2,778	$2,719	$11,987

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $656 million at December 31, 2019. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$659	$29	$446	$1,134
Less plan assets	(478)	—	—	(478)
Unfunded amount	$181	$29	$446	$656

As of December 31, 2019, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars and Canadian dollars.  Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars, Mexican pesos and euros. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros, British pounds, U.S. dollars, Czech korunas, Polish zlotys and Hungarian forint.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	2019	2018

Net Income	$1,632	$2,332
Add:
Interest Expense, net	82	93
Other Expense, net	240	63
Income Taxes	591	619
Adjusted EBIT	$2,545	$3,107

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	2019	2018

Sales	$39,431	$40,827
Adjusted EBIT	$2,545	$3,107
Adjusted EBIT as a percentage of sales	6.5%	7.6%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	2019	2018

Net income attributable to Magna International Inc.	$1,765	$2,296
Add (deduct):
Other Expense, net	240	63
Tax effect on Other Expense, net	33	(2)
Loss attributable to non-controlling interests related to Other Expense, net	(127)	—
Other Tax Items	—	(27)
Adjusted net income attributable to Magna International Inc.	1,911	2,330
Diluted weighted average number of Common Shares outstanding during the period (millions)	315.8	347.5
Adjusted diluted earnings per share	$6.05	$6.71

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the “Non-GAAP Performance Measures” section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

	2019	2018

Net Income	$1,632	$2,332
Add (deduct):
Interest Expense, net	82	93
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(18)	(20)
After-tax operating profits	1,696	2,405
Other Expense, net	240	63
Tax effect on Other Expense, net	33	(2)
Other Tax Items	—	(27)
Adjusted After-tax operating profits	$1,969	$2,439

Invested Capital is calculated in the table below:

	2019	2018

Total Assets	$25,790	$25,945
Excluding:
Cash and cash equivalents	(1,276)	(684)
Deferred tax assets	(308)	(300)
Less Current Liabilities	(8,529)	(10,304)
Excluding:
Short-term borrowings	—	1,098
Long-term debt due within one year	106	201
Current portion of operating lease liabilities	225	—
Invested Capital	$16,008	$15,956

Return on Invested Capital is calculated in the table below:

	2019	2018

After-tax operating profits	$1,696	$2,405
Average Invested Capital	$16,732	$16,095
Return on Invested Capital	10.1%	14.9%

Adjusted Return on Invested Capital is calculated in the table below:

	2019	2018

Adjusted After-tax operating profits	$1,969	$2,439
Average Invested Capital	$16,732	$16,095
Adjusted Return on Invested Capital	11.8%	15.2%

RETURN ON EQUITY

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	2019	2018

Net income attributable to Magna International Inc.	$1,765	$2,296
Average Shareholders’ Equity	$11,412	$11,663
Return on Equity	15.5%	19.7%

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, “Significant Accounting Policies”, to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

IMPAIRMENT ASSESSMENTS - EQUITY METHOD INVESTMENTS, GOODWILL AND OTHER LONG-LIVED ASSET

As of December 31, 2019, and 2018, we had equity method investments of $1.1 billion and $1.9 billion, respectively. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

During the third quarter of 2019, we concluded that there were other-than-temporary declines in value related to our investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, which make both manual transmissions and dual clutch transmissions, and in our investment in Getrag Ford Transmission GmbH in Europe which makes manual transmissions.  As a result, we recorded a $700 million non-cash impairment charge within Other expense, net. The impairment was measured under an income approach, utilizing discounted cash flows to derive the fair value of our investments. The inputs utilized in the analyses were classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820,”Fair Value Measurement” and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and appropriate discount rates (based on weighted average cost of capital).  To the extent that future profitability continues to decline as compared to forecasted profitability or if adverse changes occur to key assumptions or other fair value measurement inputs, additional impairment of our equity method investments could occur in the future. Refer to Note 4, Other Expense, Net of the notes to the consolidated financial statements for additional information.

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. If a reporting unit’s carrying amount exceeds its fair value, an impairment is recognized based on that difference.  The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to equity method investments, goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.

INCOME TAXES

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws.  Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits.  We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2019, we had gross unrecognized tax benefits of $192 million excluding interest and penalties, of which $174 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits.  Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 13, Income Taxes of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2019, we had past service costs and actuarial experience losses of $255 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2019, we purchased 1,955,518 Common Shares for cancellation and 177,103 Common Shares to satisfy stock-based compensation awards, each under our existing normal course issuer bid for cash consideration of $101 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 24 of our audited consolidated financial statements for the year ended December 31, 2019, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2018.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the “Exchange Act”], are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2019, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission [“SEC”]) are effective as of December 31, 2019.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2019, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2019, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2019. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2019.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties.  The following are the more significant such risks:

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

•                  Economic Cyclicality: The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic,  political, or other conditions in North America, Europe or China, including as a result of the COVID-19 (Coronavirus) epidemic, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

•                  Regional Volumes Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

•                  Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics content, could affect our ability to fully implement our business strategy.

•                  Trade Agreements: The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

•                  Trade Disputes/Tariffs: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. A trade dispute between the United States and China led to the imposition by the United States of tariffs on a broad range of Chinese-origin imports into the U.S., and retaliatory tariffs by China on certain U.S.-origin imports into China, including automobiles. Although the first phase of a trade agreement was recently reached between the U.S. and China, some of these tariffs remain in place. The continuation of these or other tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

CUSTOMER AND SUPPLIER RELATED RISKS

•                  Customer Concentration: Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Ford, Fiat Chrysler, Daimler and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                  Customer Consolidation and Cooperation: There have been a number of examples of OEM consolidation in recent years, including the proposed merger of PSA and Fiat Chrysler. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

•                  Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                  Consumer Take Rate Shifts: Shifts in consumer preferences may impact “take rates” for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher “take rates” for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

MANUFACTURING / OPERATIONAL RISKS

•                  Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing of design changes by our customers relative to start of production; production readiness of our and our suppliers’ manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

•                  Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                  Restructuring Costs: We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•                  Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past, and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                  Supply Disruptions: Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including penalties or business interruption claims by our customers, loss of business and reputational damage. At present, there is a risk that production stoppages related to the COVID-19 (Coronavirus) epidemic could result in supply disruptions both within China and with respect to components made in China or elsewhere. A prolonged supply disruption could have a material adverse effect on our operations and profitability.

•                  Skilled Labour Attraction/Retention: Our business depends on our ability to attract, develop and retain experienced and highly skilled personnel. Such personnel are in high demand in some of the areas in which we compete, and competition for employees with certain types of skills may be intense. For example, due to the rapid changes in the automotive industry, particularly in response to electrification, autonomous driving and MaaS trends, we have a growing need for personnel with software and other technical skills, and we may face substantial competition for such personnel, including from traditional software industry companies. From time to time, we complete acquisitions that assist us in meeting our needs for skilled labour. The inability to attract and/or retain highly-skilled personnel, including in connection with completed acquisitions, could have an adverse effect on our operations and our ability to fully implement our business strategy.

IT SECURITY / CYBERSECURITY

•                  IT / Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

•                  Product Cybersecurity: The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although systems-level cybersecurity controls and protections are typically specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

PRICING RISKS

•                  Quote / Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

•                  Customer Pricing Pressure: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability.

•                  Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, by engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                  Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don’t necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY RISK

•                  Repair / Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

•                  Warranty Provisions: Warranty provisions for our powertrain systems, electronics and complete vehicle programs are established on the basis of our or our customers’ warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Warranty provisions for our other products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Actual warranty experience which results in costs that exceed our warranty provisions, could have an adverse effect on our profitability.

•                  Product Liability: We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

ACQUISITION RISKS

•                  Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

•                  Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

•                  Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our business strategy.

•                  Private Equity Investments in Technology Companies: In addition to our development activities, we have invested in various technology companies and private equity or venture capital funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. In addition, there is typically currently no public market for the shares of such investments, and we may be unable to monetize our investments in the future. The realization of such investment-related risks could have an adverse effect on our profitability and financial condition.

•                  Evolving Business Risk Profile: The risk profile of our business continues to evolve with the increasing importance to us of product areas such as powertrain, ADAS and electronics. As our business evolves, we may face new or heightened risks, including: challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

•                  Risks of Doing Business in Foreign Markets: The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

•                  Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                  Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                  Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

LEGAL, REGULATORY AND OTHER RISKS

•                  Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•                  Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2019	2019	2019	2019

Sales	$10,591	$10,126	$9,319	$9,395

Net income (loss)	$1,101	$450	$(364)	$445

Earnings (loss) per Common Share
Basic	$3.40	$1.42	$(0.75)	$1.44
Diluted	$3.39	$1.42	$(0.75)	$1.43

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2018	2018	2018	2018

Sales	$10,792	$10,280	$9,618	$10,137

Net income	$669	$636	$560	$467

Earnings per Common Share
Basic	$1.84	$1.78	$1.63	$1.37
Diluted	$1.83	$1.77	$1.62	$1.37

The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income attributable to Magna International Inc. are the following Other Expense, net items that have been discussed above:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2019	2019	2019	2019

Restructuring	$14	$7	$7	$3
Impairment of assets	—	—	727	—
Net (gains) losses on investments	(177)	67	127	(11)
Gain on sale of business	(516)	(6)	(2)	—
	$(679)	$68	$859	$(8)

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2018	2018	2018	2018

Restructuring	$3	$17	$2	$23
Impairment of assets	—	—	—	74
Net gains on investments	—	(56)	—	—
	$3	$(39)	$2	$97

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2019 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval [“SEDAR”] which can be accessed at www.sedar.com.